Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2021

Exhibit 99.10

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board. The standard requires the use of a 12 month average price to estimate proved reserves calculated as the unweighted arithmetic average of first-day-of-the-month prices within the 12 month period prior to the end of the reporting period.

Petroleum and Natural Gas Reserves Information

Users of this information should be aware that the process of estimating quantities of "proved developed" and "proved undeveloped" crude oil, natural gas liquids, bitumen and natural gas is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Future fluctuations in prices and costs, production rates, or changes in political or regulatory environments could cause the Company's reserves to be materially different from that presented.

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Proved reserves and production volumes are presented net of royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production. Figures reported as natural gas reserves and production volumes do not include flared gas, injected gas or gas consumed in operations. All natural gas reserves and production volumes presented are sales volumes. Undrilled locations underlying the estimates of our proved undeveloped reserves as of December 31, 2020 and 2021 are included in a development plan that was adopted by Baytex for the applicable year as a result of our annual long-range planning process and associated corporate financial model and all such locations were scheduled to be drilled within five years of the initial development plan adoption date.

The changes in Baytex's net proved crude oil, NGL, bitumen and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2021 were as follows:

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2019	96,879	2,804	11,136	70,188	37,685	53,675	—	165,363
Revisions of previous estimates	(49,515)	(892)	(8,251)	(11,898)	449	(2,736)	—	(794)
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	7	—	—	8	—	—	—	—
Extensions and discoveries	1,092	516	2,824	10,364	486	446	—	1,550
Production	(12,812)	(384)	(825)	(14,271)	(3,493)	(2,992)	—	(11,530)
Sales of minerals in place	(13)	—	—	(23)	—	—	—	—
December 31, 2020	35,639	2,044	4,883	54,367	35,127	48,393	—	154,589
Revisions of previous estimates	28,031	729	175	31,805	1,393	250	—	5,583
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	57	—	—	—	—	—	—	—
Extensions and discoveries	37,694	3,223	—	42,652	2,128	2,799	—	10,180
Production	(11,977)	(580)	(568)	(16,973)	(3,819)	(2,736)	—	(10,187)
Sales of minerals in place	(12)	(17)	—	(486)	(14)	(5)	—	(25)
December 31, 2021	89,431	5,400	4,490	111,364	34,814	48,701	—	160,140

Net proved developed reserves
End of year 2019	47,577	1,179	9,286	44,537	16,119	23,906	—	71,748
End of year 2020	20,749	1,616	808	37,858	15,809	21,277	—	67,187
End of year 2021	41,918	2,184	592	68,498	18,750	22,334	—	72,257

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2021

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved undeveloped reserves
End of year 2019	49,302	1,625	1,850	25,651	21,566	29,769	—	93,615
End of year 2020	14,889	428	4,075	16,508	19,318	27,116	—	87,402
End of year 2021	47,513	3,216	3,898	42,866	16,064	26,368	—	87,882

	Total
	Crude Oil	NGL	Bitumen	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net proved reserves
December 31, 2019	134,564	56,479	11,136	235,551	241,438
Revisions of previous estimates	(49,066)	(3,628)	(8,251)	(12,693)	(63,060)
Improved recovery	—	—	—	—	—
Purchases of minerals in place	7	—	—	8	8
Extensions and discoveries	1,578	962	2,824	11,914	7,349
Production	(16,305)	(3,376)	(825)	(25,802)	(24,806)
Sales of minerals in place	(13)	—	—	(23)	(17)
December 31, 2020	70,766	50,437	4,883	208,956	160,912
Revisions of previous estimates	29,423	980	175	37,387	36,809
Improved recovery	—	—	—	—	—
Purchases of minerals in place	57	—	—	—	57
Extensions and discoveries	39,822	6,022	—	52,832	54,649
Production	(15,797)	(3,316)	(568)	(27,160)	(24,208)
Sales of minerals in place	(26)	(22)	—	(511)	(133)
December 31, 2021	124,245	54,101	4,490	271,504	228,087

Net proved developed reserves
End of year 2019	63,696	25,085	9,286	116,285	117,447
End of year 2020	36,559	22,894	808	105,045	77,768
End of year 2021	60,668	24,518	592	140,755	109,237

Net proved undeveloped reserves
End of year 2019	70,869	31,395	1,850	119,266	123,991
End of year 2020	34,207	27,544	4,075	103,910	83,144
End of year 2021	63,578	29,584	3,898	130,749	118,851

Revisions of previous estimates

In 2020, the Company realized total proved revisions of -63,060 mboe. These revisions are primarily due to changes in the constant pricing from YE 2019 (the average first day-of-the-month price for WTI decreased from $55.85/bbl in 2019 to $39.54/bbl in 2020). The Company realized a 65,780 mboe loss in Canada and a 3,901 mboe loss in the US due to pricing changes. The Company also realized positive revisions in both Canada and the US. In Canada positive revisions of 5,139 mboe were realized due to the result of performance versus previous forecasts. In the U.S. positive revisions of 1,482 mboe are also the result of performance versus previous forecasts.

Revisions of previous estimates

In 2021, the Company realized total proved revisions of 36,809 mboe. These revisions consisted of: (i) positive revisions of 29,574 mboe in Canada and 3,182 mboe in the US due to an increase in YE 2021 constant pricing as compared to YE 2020 (WTI moved to $66.55/bbl from $39.54/bbl), (ii) positive revisions of 7,576 mboe in our Heavy oil assets and 344 mboe in our Duvernay assets as a result of improved performance as compared to previous forecasts, (iii) negative revisions of 2,417 mboe in our Viking assets and 609 mboe in our Eagle Ford assets due to lower performance as compared to previous forecasts, and (iv) negative revisions of 841 mboe due to capital plan changes in our Conventional assets.

Extensions and Discoveries

In 2021, the Company added 54,649 mboe of net proved reserves These revisions consisted of positive revisions of 48,026 in Canada and 6,623 in the United States due to drilling activity undertaken in 2021.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2021

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932 and based on crude oil, NGL and natural gas reserves and production volumes estimated by Baytex's independent reserves evaluator, McDaniel & Associates Consultants Ltd. The methodology used in calculating our price assumptions for the standardized measure of discounted future net cash flows for reserves estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after providing for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2021 and 2020.

	Commodity Pricing
	2021	2020
WTI crude (US$/bbl)	$66.55	$39.54
Edmonton Light crude (Cdn$/bbl)	$78.15	$45.56
Western Canadian Select crude (WCS) (1) (Cdn$/bbl)	$66.43	$36.90
AECO spot (Cdn$/mmbtu)	$3.57	$2.23
Henry Hub (US$/mmbtu)	$3.64	$2.00
Exchange rate (US$/Cdn$)	0.7980	0.7440
(1)     Price used in the preparation of heavy oil and bitumen reserves in Canada.

The standardized measure of discounted future net cash flows relating to net proved petroleum and natural gas reserves are as follows:

	Canada		United States		Total (2)
(thousands of Canadian dollars)	2021	2020	2021	2020	2021	2020
Future cash inflows	$6,585,366	$1,664,979	$5,864,021	$3,743,041	$12,449,387	$5,408,020
Future production costs	(2,467,626)	(759,574)	(1,597,747)	(1,622,638)	(4,065,373)	(2,382,212)
Future development costs (1)	(1,828,635)	(643,571)	(824,991)	(826,413)	(2,653,627)	(1,469,984)
Future income taxes	(102,932)	—	(477,746)	(18,752)	(580,678)	(18,752)
Future net cash flows (2)	2,186,172	261,834	2,963,538	1,275,238	5,149,710	1,537,072
Deduct: 10% annual discount factor	(632,248)	31,709	(1,315,108)	(566,538)	(1,947,356)	(534,829)
Standardized measure (2)	$1,553,924	$293,543	$1,648,430	$708,701	$3,202,354	$1,002,243
(1)Our estimated future costs to settle asset retirement obligations includes both: (i) estimated costs associated with future undrilled proved locations, and (ii) estimated costs associated with producing reserves. These costs are included in the “Future development costs” line.
(2)The data in the table may not add due to rounding.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2021

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves

As at December 31, 2021 (thousands of Canadian dollars)	Canada	United States	Total (1)
Balance, beginning of year	$293,543	$708,701	$1,002,243
Sales, net of production costs	(663,484)	(436,864)	(1,100,348)
Net change in prices and production costs related to future production	992,488	1,166,873	2,159,360
Changes in previously estimated production costs incurred during the period	(284,411)	(42,131)	(326,542)
Development costs incurred during the period	204,912	105,093	310,005
Extensions, discoveries and improved recovery, net of related costs	497,990	77,229	575,219
Revisions of previous quantity estimates	542,259	183,285	725,544
Sales of reserves in place	(1,553)	(429)	(1,982)
Purchases of reserves in place	90	—	90
Accretion of discount	29,354	71,450	100,804
Net change in income taxes	(57,264)	(184,776)	(242,040)
Balance, end of year (1)	$1,553,924	$1,648,430	$3,202,354

As at December 31, 2020 (thousands of Canadian dollars)	Canada	United States	Total (1)
Balance, beginning of year	$1,263,346	$1,286,467	$2,549,814
Sales, net of production costs	(230,246)	(201,770)	(432,016)
Net change in prices and production costs related to future production	(777,611)	(773,203)	(1,550,814)
Changes in previously estimated production costs incurred during the period	607,008	134,253	741,260
Development costs incurred during the period	170,462	105,388	275,850
Extensions, discoveries and improved recovery, net of related costs	22,234	9,246	31,480
Revisions of previous quantity estimates	(887,803)	(39,120)	(926,923)
Sales of reserves in place	(206)	—	(206)
Purchases of reserves in place	24	—	24
Accretion of discount	126,335	134,536	260,870
Net change in income taxes	—	52,904	52,904
Balance, end of year (1)	$293,543	$708,701	$1,002,243
(1)The data in the table may not add due to rounding.

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2021 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,713,666	$4,919,851	$11,633,517
Unproved properties	88,406	84,418	172,824
Total capital costs	6,802,072	5,004,269	11,806,341
Accumulated depletion and impairment	(4,257,833)	(2,911,313)	(7,169,146)
Net capitalized costs	$2,544,239	$2,092,956	$4,637,195

As at December 31, 2020 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,580,549	$4,843,127	$11,423,676
Unproved properties	99,989	91,876	191,865
Total capital costs	6,680,538	4,935,003	11,615,541
Accumulated depletion and impairment	(5,112,622)	(3,233,506)	(8,346,128)
Net capitalized costs	$1,567,916	$1,701,497	$3,269,413

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2021

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2021 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$60	$—	$60
Unproved properties	1,497	—	1,497
Development costs (1)	204,912	105,093	310,005
Exploration costs (2)	3,298	—	3,298
Total	$209,767	$105,093	$314,860

For year ended December 31, 2020 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$—	$—	$—
Unproved properties	—	—	—
Development costs (1)	170,462	105,388	275,850
Exploration costs (2)	4,490	—	4,490
Total	$174,952	$105,388	$280,340
(1)     Development and facilities capital expenditures.
(2)     Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2021 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,006,831	$522,208	$1,529,039
Less:
Operating costs, production and mineral taxes	257,658	85,344	343,002
Transportation and blending expense	117,950	—	117,950
Exploration and evaluation	15,212	—	15,212
Depletion and impairment	(796,865)	(286,608)	(1,083,473)
Operating loss	1,412,876	723,472	2,136,348
Income tax expense	(548)	1,820	1,272
Results of operations (1)	$1,413,424	$721,652	$2,135,076

For year ended December 31, 2020 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$525,677	$286,065	$811,742
Less:
Operating costs, production and mineral taxes	247,050	84,295	331,345
Transportation and blending expense	76,818	—	76,818
Exploration and evaluation	14,011	—	14,011
Depletion and impairment	2,046,420	792,659	2,839,079
Operating income (loss)	(1,858,622)	(590,889)	(2,449,511)
Income tax recovery	469	105	574
Results of operations (1)	$(1,859,091)	$(590,994)	$(2,450,085)
(1)     Excludes corporate overhead and interest costs.